Exhibit 12

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Successor				Predecessor
(in thousands)	March 30, 2013	March 31, 2012	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	August 26, 2009 to December 31, 2009	April 1, 2009 to August 25, 2009	Year Ended March 31, 2009
Loss from continuing operations before income taxes (1)	$(58,898)	$(62,692)	$(51,723)	$(2,906)	$(21,089)	$(5,040)	$5,945	$11,381
Add (deduct)
Distributions from equity investments	—	—	817	156	—	—	—	—
Loss (income) from equity method investees	517	253	(683)	894	656	—	—	—
Capitalized interest	—	—	(193)	—	(433)	—	—	—
Fixed Charges	13,669	14,563	59,438	49,218	27,262

Earnings, as defined	$(44,712)	$(47,876)	$7,656	$47,362	$6,396	$(5,040)	$5,945	$11,381

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	13,367	14,113	$58,079	$47,784	$25,430	$574	$—	$—
Capitalized interest	—	—	193	—	433	—	—	—
Portion of rental expense under operating leases representative of the interest factor	302	450	1,166	1,434	1,399	19	16	33

Total fixed charges	13,669	14,563	$59,438	$49,218	$27,262	$593	$16	$33

Ratio of earnings to fixed charges (2)(3)	N/A	N/A	0.1	1.0	0.2	N/A	364	341

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals)
(3)	Earnings were insufficient to cover fixed charges by $72.6 million, $77.3 million and $5.6 million for the three month period ended March 30, 2013, the three month period ended March 31, 2012 and the period from August 26, 2009 to December 31, 2009, respectively.